

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 12, 2013

<u>Via E-mail</u>
Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
74-76 V. Ipeirou Street
151 25, Marousi
Athens, Greece

> **Re: Dryships Inc.**
> **Form 20-F for the year ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 001-33922**

Dear Mr. Nakhleh:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F</u>

<u>Financial Statements, page F-1</u>

<u>Notes to Consolidated Financial Statements, page F-11</u>

<u>13. Common Stock and Additional Paid-in Capital, page F-46</u>

<u>Sale of Ocean Rig shares, page F-47</u>

1. We refer to your April 17, 2012 public offering of an aggregate of 11,500,000 shares of Ocean Rig. Your disclosure indicates that you recognized the difference between the net

consideration received and the amount attributed to the non-controlling interest, which amounted to $81,760 in equity attributable to the controlling interest. Please tell us, and revise to disclose, how you determined the amount attributed to the non-controlling interest of $262,245.

16. Commitments and contingencies, page F-57

2. We note the disclosure on page F-57 indicating that $24.6 million of revenue was recognized during 2012 as a result of off-hire insurance coverage. Please tell us, and revise to disclose, the nature of the event that caused the Corcovado to be off-hire and the date that you received the insurance funds from your insurer. Your response should also explain how the $24.6 million that was recognized as revenue in connection with the off-hire of the Ocean Rig Corcovado was calculated or determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief